SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MEDICIS PHARMACEUTICAL CORPORATION

(Name of Subject Company (Issuer))

Medicis Pharmaceutical Corporation

(Name of Filing Person (Offeror))

2.5% Contingent Convertible Senior Notes due 2032

(Title of Class of Securities)

58470KAA2

(CUSIP Number of Class of Securities)

Seth L. Rodner

Executive Vice President, Chief Legal Officer and Corporate Secretary

Medicis Pharmaceutical Corporation

7720 North Dobson Road

Scottsdale, Arizona 85256

(602) 808-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:

Charles K. Ruck, Esq.

Wesley C. Holmes, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92625

Tel: (714) 540-1235

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$169,145,000	$19,385

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.5% Contingent Convertible Senior Notes due 2032 (the “Securities”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of May 3, 2012, there was $169,145,000 aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $169,145,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of June 4, 2002 (the “Indenture”), by and between Medicis Pharmaceutical Corporation, a Delaware corporation (the “Company”), and Deutsche Bank Trust Company Americas, a New York banking corporation duly organized and existing under the laws of the State of New York, as trustee (the “Trustee”), for the Company’s 2.5% Contingent Convertible Senior Notes due 2032 (the “Securities”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company, with respect to the right of each holder (the “Holder”) of the Securities to sell and the obligation of the Company to purchase the Securities, as set forth in the Company Notice to Holders of 2.5% Contingent Convertible Senior Notes due 2032, dated May 3, 2012 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. Rule 13e-3 does not apply because the number of participants who are record holders of the convertible notes is less than 300. Specifically, we have been advised by The Depository Trust Company that as of May 1, 2012, there are 34 participants that are record holders of the convertible notes. In addition, the convertible notes are not listed on any national securities exchange.

Items 1 through 9.

The Company is the issuer of the Securities and is obligated to purchase all of the Securities if properly tendered by the holders under the terms and subject to the conditions set forth in the Option. The Securities are convertible into cash and shares of Class A common stock, $0.014 par value per share, of the Company, if any, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. The Company maintains its registered and principal executive offices at 7720 North Dobson Road, Scottsdale, Arizona 85256 and the telephone number there is (602) 808-8800. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option is incorporated by reference into this Schedule TO.

Item 10.	Financial Statements.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a holder’s decision whether to put the Securities to the Company because (i) the consideration being paid to holders surrendering Securities consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Securities and (iv) the Company is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Not applicable.

(c) Not applicable.

Item 11.	Additional Information.

(a) Not applicable.

(b) Not applicable.

Item 12.	Exhibits.

(a)(1)(A) Company Notice to Holders of 2.5% Contingent Convertible Senior Notes due 2032, dated May 3, 2012.

(a)(1)(B) Form W-9.

(b) Not applicable.

(d)(1) Indenture, dated as of June 4, 2002, between the Company, as issuer, and Deutsche Bank Trust Company Americas, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2002.

(g) Not applicable.

(h) Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDICIS PHARMACEUTICAL CORPORATION

Date: May 3, 2012	By:	/s/ Seth L. Rodner
Seth L. Rodner
Executive Vice President, Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

(a)(1)(A)	Company Notice to Holders of 2.5% Contingent Convertible Senior Notes due 2032, dated May 3, 2012.

(a)(1)(B)	Form W-9.

(b)	Not applicable.

(d)(1)	Indenture, dated as of June 4, 2002, between the Company, as issuer, and Deutsche Bank Trust Company Americas, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2002.

(g)	Not applicable.

(h)	Not applicable.